SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of March, 2003
                                          -----------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  NOTIFICATION OF MAJOR INTERESTS IN SHARES.
                                ------------------------------------------

AMVESCAP PLC
713034
IMMEDIATE RELEASE  3 MARCH 2003
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7065 3652

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company AMVESCAP PLC

2)   Name of shareholder having a major interest

                           AIC LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

     NOTIFICATION IS IN RESPECT OF HOLDINGS OF AIC LIMITED AGGREGATED WITH HOLDINGS OF MUTUAL FUNDS MANAGED BY AIC LIMITED.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


     NAME                            ORDINARY SHARES                        ADRS
     AIC WORLD ADVANTAGE FUND              1,876,248
     AIC WORLD EQUITY FUND                 4,443,948
     AIC GLOBAL DIVERSIFIED FUND             721,097
     AIC ADVANTAGE FUND                    6,104,000
     AIC ADVANTAGE FUND II                 6,270,000
     AIC ADVANTAGE II CORPORATE CLASS         16,579
     AIC WORLD ADVANTAGE CORPORATE CLASS     111,634
     AIC GLOBAL DIVERSIFIED CORPORATE CLASS   50,366
     AIC WORLD EQUITY CORPORATE CLASS        207,415
     AIC DIVERSIFIED FUND                  2,474,386
     AIC DIVERSIFIED CORPORATE CLASS          37,700
     AIC VALUE FUND                        1,272,090
     AIC VALUE CORPORATE CLASS                39,460
     AIC AMERICAN BALANCED FUND              135,850
     AIC AMERICAN BALANCED CORPORATE CLASS    23,872
     AIC LIMITED                           1,447,161                     200,000
     TOTAL                                25,231,806                     200,000

5)   Number of shares/amount of stock acquired  NOT DISCLOSED

6)   Percentage of issued class                 -%

7)   Number of shares/amount of stock disposed  -

8)   Percentage of issued class                 -%

9)   Class of security                          ORDINARY SHARES AND ADRS (1
                                                ADR = 2 ORDINARY SHARES)

10)  Date of transaction                        NOT DISCLOSED

11)  Date company informed                      28 FEBRUARY 2003

12)  Total holding following this notification  25,631,806

13)  Total percentage holding of issued class
     following this notification                3.23%

14)  Any additional information See Attachment A

15)  Name of contact and telephone number for queries

          ANGELA TULLY
          TEL: 020 7065 3652

16) Name and signature of authorised company official responsible for making this notification

          A. TULLY AMVESCAP PLC
          ASSISTANT COMPANY SECRETARY

     Date of Notification       3 MARCH 2003

                                  ATTACHMENT A


AIC Limited ("AIC") is a corporation incorporated under the laws of Ontario, Canada. AIC's wholly owned subsidiary AIC Investment Services Inc. ("AISI") is the portfolio manager of certain accounts (including the Funds as defined below) and AIC is the manager and trustee of certain mutual funds in Ontario (collectively the "Funds") which are owners of record of the securities of Amvescap PLC ("Amvescap"). AISI is qualified to act as an investment adviser to the Funds in Ontario, Canada pursuant to a registration under the Securities Act Ontario. AIC as trustee of the Funds, shares with the Funds the power to direct the voting and disposition of the shares of Amvescap held by the Funds. Michael Lee-Chin holds indirectly through his sole ownership of Portland Holdings Inc. approximately 91% of the voting equity securities of AIC and consequently he may be deemed to beneficially own the shares of AMVESCAP held by AIC, by AIC as Trustee of the Funds and by the Funds, although he disclaims beneficial ownership of such holding. Mr. Lee-Chin is a citizen and resident of Canada.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 3 March, 2003                 By   /s/  ANGELA TULLY
     -------------                      --------------------------
                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary